Exhibit 12.1
Parallel Petroleum Corporation
Computation of Ratios of Earnings to Fixed Charges
(In thousands, except ratios)

	Six months ended
	June 30,				Years ended December 31,
	2007		2006		2006		2005	2004		2003		2002
Income (loss) before income taxes and cumulative effect of a change in accounting principle in 2003	$5,226		$6,206		$40,049		$(3,265)	$3,433		$10,695		$28,384
Amortization of capitalized interest	28		13		42		9	—		—		—
Equity in (income) loss of equity method investees	594		29		(8,593)		89	—		—		(31,044)
Distributed income of equity method investee	—		—		16,724		—	—		—		27,411

Income (loss) from operations before income taxes	$5,848		$6,248		$48,222		$(3,167)	$3,433		$10,695		$24,751

Fixed charges

Interest expensed and capitalized	$8,320		$5,654		$12,487		$4,680	$2,732		$2,048		$601
Amortization of debt issuance costs	46		245		493		280	181		150		39
Estimated portion of rental expense attributable to interest	47		46		72		62	50		43		28

Total fixed charges	$8,413		$5,945		$13,052		$5,022	$2,963		$2,241		$668

Less:
Interest on long-term debt capitalized	(346)		(300)		(620)		(180)	—		—		—

Earnings available for fixed charges	$13,915		$11,893		$60,654		$1,675	$6,396		$12,936		$25,419

Ratio of earnings to fixed charges	1.65	x	2.00	x	4.65	x	(1)	2.16	x	5.77	x	38.05	x

(1)	Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $3.347 million.